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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FORTRESS AMERICA ACQUISITION CORPORATION
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
34957J100
(CUSIP Number)
Robert I. Green
150 Bears Club Drive
Jupiter, Florida 33477
(970) 920-2419
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
Copy to:
Louis R. Montello. Esquire
Montello & Associates, P.A.
777 Brickell Avenue, Suite 1070
Miami, Florida 33131
(305)373-0300
January 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	34957J100

1	NAMES OF REPORTING PERSONS: Robert I. Green

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,735,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,735,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,735,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Schedule 13D is filed on behalf of Robert I. Green (the “Reporting Person”) relating to the common stock of Fortress America Acquisition Corporation, a Delaware corporation.
Item 1. Security and Issuer.
     This Statement relates to the common stock, par value $.0001 (the “Common Stock”), of Fortress America Acquisition Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4100 North Fairfax Drive, Suite 1150, Arlington, Virginia 22203-1664.
Item 2. Identity and Background.
     (a) Robert I. Green.
     (b) 150 Bears Club Drive, Jupiter, Florida 33477.
     (c) The Reporting Person is a private investor. The Reporting Person is the general partner of Starwood Group L.P., a New York limited partnership located at the same address as the Reporting Person (“Starwood”).
     (d) During the last 5 years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     This Statement relates to the beneficial ownership of the Reporting Person of 1,735,000 shares of Common Stock, which shares are issuable upon the exercise of warrants (the “Warrants”) owned by Starwood. The aggregate purchase price of the Warrants was approximately $825,000, including commissions. The source of funds for acquiring the Warrants was the working capital of Starwood and personal funds of the Reporting Person.
Item 4. Purpose of Transaction.
     This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer’s outstanding Common Stock. The purpose of the Reporting Person’s acquisition of the Warrants was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person intends to review his investment in the Warrants and Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in the Warrants and/or Common Stock. The Reporting Person reserves the right to acquire additional Warrants and/or Common Stock or to dispose of some or all of the Warrants and/or Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Warrants and/or Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional Warrants and/or shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Warrants and/or Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.
     Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on January 24, 2007, the Reporting Person beneficially owned an aggregate of 1,735,000 shares of Common Stock, which constituted approximately 12.7 percent of the 11,966,213 shares of Common Stock outstanding on January 19, 2007, as indicated in the Issuer’s press release dated January 19, 2007. The 1,735,000 shares of Common Stock beneficially owned by the Reporting Person are issuable upon exercise of the Warrants at an exercise price of $5.00 per share, subject to adjustment in certain circumstances. The Warrants became exercisable on January 19, 2007 and will expire on July 12, 2009 or earlier upon redemption pursuant to the terms of the warrant agreement governing the warrants. The 1,735,000 shares of Common Stock beneficially owned by the Reporting Person consist of 1,485,000 shares of Common Stock issuable upon the exercise of Warrants held by Starwood and 250,000 shares of Common Stock issuable upon the exercise of Warrants held by an individual retirement account for the benefit of the Reporting Person (the “IRA”).
     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.
     (c) The following table sets forth all transactions in Warrants effected by the Reporting Person since November 20, 2006, all of which transactions were effected by the IRA except as indicated below. All of such transactions were open market transactions effected through brokers. The Reporting Person has not effected any transactions in Common Stock during the past 60 days.

	Number of	Number of	Approximate
Date	Warrants Purchased	Warrants Sold	Price Per Warrant
11/21/2006	15,000		$0.48
11/28/2006	5,000		$0.49
11/28/2006	3,500		$0.45
12/27/2006	15,000		$0.46
12/29/2006	15,000		$0.42
01/17/2007		48,000	$0.70
01/17/2007		60,000 (1)	$0.69

(1) Sale effected by Starwood.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2007	/s/ ROBERT I. GREEN
Robert I. Green